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                                                                  Exhibit (4)(d)

                      WHITE MOUNTAINS INSURANCE GROUP, INC.
                      VOLUNTARY DEFERRED COMPENSATION PLAN
                              TERMINATION AMENDMENT

      Amendment, adopted by WHITE MOUNTAINS INSURANCE GROUP, INC. (formerly known as Fund American Enterprises Holdings, Inc.), a Delaware corporation (the "Company"). This Amendment shall take effect as of the business day which immediately precedes the date on which the Company concludes its re-domestication as a Bermuda corporation.

BACKGROUND --

Pursuant to Article 15 of the WHITE MOUNTAINS INSURANCE GROUP, INC. VOLUNTARY DEFERRED COMPENSATION PLAN - formerly known as the Fund American Voluntary Deferred Compensation Plan - (the "Plan"), the Company desires to amend the Plan in certain respects appropriate to termination of the Plan.

THEREFORE, the Plan is amended as follows:

1.    Sections 8.1 and 8.1(a) of the Plan are amended to read:

8.1 Commencement of Benefits; Termination Benefits. Subject to Section 8.1(a), when, and at the same time, an Eligible Participant elects to defer Compensation for any particular Plan Year, he shall also elect on the "Deferred Compensation Election Form" to have the portion of his Deferred Compensation Account balance attributable to such current Plan Year deferral commence to be paid on the first day of the Plan Year following the Plan Year in which the earlier event occurs:

            (i) upon separation from service due to either termination, normal retirement, death or disability; or

            (ii)  upon the date such Participant attains a selected age.

      However, upon termination of the Plan, notwithstanding any prior elections in regard to commencement or timing of benefit payments -

      (A) Benefits accrued prior to the termination date by Participants who are then active with the Company shall be paid as soon as practicable following the effective date of such termination. Such accrued benefits shall be paid in one lump sum, in cash, as soon as practicable following the Plan termination date (unless otherwise determined by the Compensation Sub-Committee of the Board of Directors), provided that (notwithstanding Section 8.4) each such active Participant shall be given an opportunity to elect to have all or a portion of such benefit paid in shares of the Company's common stock, valued at the closing price on the last trading day prior to the date of payment. Payment of such lump sum benefit shall be in full settlement of all claims of an active Participant for benefits under the Plan, and the Company may require the Participant to execute a written

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            acknowledgment and release confirming that he/she has no further claim for benefits under the Plan.

      (B) Participants who are not active with the Company on the Plan termination date shall receive a single lump sum payment in lieu of their remaining accrued Plan benefits (i.e. to the extent such benefits have not been paid to them prior to the Plan termination date). Such payments shall be made as soon as practicable following the termination date. The amount of the lump sum payment to a Participant shall be based upon the actuarial value of his/her remaining accrued Plan benefits (but shall not be less than 100% of such value), as determined by the Committee in its sole discretion, taking into account the amount and timing of income taxes payable with respect to such benefits. Such lump sum payment shall be in full settlement of all claims of the inactive Participant for benefits under the Plan, and the Company may require the Participant to execute a written acknowledgment and release confirming that he/she has no further claim for benefits under the Plan.

8.1(a) 365 Day Minimum Deferral Period. Notwithstanding the time elected for the commencement of benefits pursuant to Section 8.1, commencement of benefits will not occur prior to the expiration of a 365 day period beginning the day after the date on which an election to defer compensation became effective as provided in this Plan. However, this minimum period shall not apply to that portion of any lump sum payment under Section 8.1, resulting from termination of the Plan by the Company, and attributable to a deferral election which became effective less than 365 days prior to the date of the lump sum payment.

2.     Sections 8.2(b) and 15.3 of the Plan are deleted.

This Termination Amendment was approved by the Company's Compensation Sub-Committee on August 27, 1999 and ratified by its Board of Directors on September 23, 1999.

                                           ATTEST


                                      /s/
                                    -----------------------------------
                                    Gordon S. Macklin - Chairman of the
                                    Compensation Sub-Committee